March 20, 2018

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mr. Courtney Lindsay

Re:	Trinity Merger Corp.
Draft Registration Statement on Form S-1
Submitted February 16, 2018
CIK 0001731536

Dear Mr. Lindsay:

On behalf of Trinity Merger Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 14, 2018 relating to the above-referenced draft registration statement of the Company confidentially submitted to the Commission on Form S-1 on February 16, 2018 (the “Draft Registration Statement”).

The Company is concurrently submitting via EDGAR an amended Draft Registration Statement (the “Amended Draft Registration Statement”). For the convenience of the Staff, we are supplementally providing blacklined copies of the Amended Draft Registration Statement, marked to show changes from the Draft Registration Statement. In addition to changes responsive to the Staff’s comments, the Amended Draft Registration Statement also contains certain other updating changes.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Draft Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Amended Draft Registration Statement.

Preliminary Prospectus, page i

1.
Prominently disclose the dilution to shareholders that would occur from an Affiliated Joint Acquisition with the specified issuance where you discuss Class B common stock. Include, the risk of dilution to shareholders if you issue shares under an employee incentive plan after completion of your initial business combination and the risk of preferred shares, which could be issued in either situations of the Affiliated Joint Acquisition or the employee incentive plan, in subordinating the rights of the common stockholders.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on the prospectus cover page and pages 6 and 80 of the Amended Draft Registration Statement.

Summary

Our Company, page 2

2.
Please revise your Summary section to include more prominent disclosure cautioning potential investors against relying on assertions about Mr. Hehir’s and Mr. Neibart’s past performance. We note your risk factor on page 43.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Amended Draft Registration Statement.

3.
It appears certain of your directors, officers, and sponsors have been involved with other special purpose acquisition companies (SPACs), namely Mr. Neibart. Disclose here or where you deem appropriate the names of any other SPACs your management has been involved in and discuss briefly any acquisitions made by those SPACs, the current trading markets of the applicable post-business combination entities, and the benefits received by the control persons from their respective association with those entities.

Response: The Company advises the Staff that Mr. Neibart is the only director, officer, or sponsor of the Company to have been involved with other special purpose acquisition companies. Mr. Neibart’s experience in this area has been limited to his time at NRDC Acquisition Corp. (“NRDC”), a SPAC which completed its initial public offering in 2007. NRDC did not complete a business combination as contemplated at the time of its initial public offering. Instead, following receipt of the approval of its stockholders, NRDC converted to a REIT and changed its name to Retail Opportunity Investments Corp. (NASDAQ: ROIC) in 2009. Since its conversion to a REIT, ROIC has completed many property asset acquisitions; ROIC currently owns more than 90 shopping centers, primarily in the western regions of the United States. The Company has supplemented the disclosure in the Amended Draft Registration Statement on pages 2, 45, 76 and 101 relating to Mr. Neibart’s prior SPAC experience.

Business Combination Criteria, page 3

4.	Please expand your disclosure here and on page 75 to discuss what criteria you may evaluate when considering a real estate business combination.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on pages 4 and 78 of the Amended Draft Registration Statement.

Our Initial Business Combination Process, page 5

5.
You describe here certain conflicts of interests Trinity Investments and members of your management may have with respect to business opportunities. Please include a cross-reference here to your more detailed discussion on page 105.

Response: In response to the Staff’s comment, the Company has added an appropriate cross-reference on page 7 of the Amended Draft Registration Statement.

Risk Factors

If we acquire an operating company or business with a real estate component (such as a business within the hospitality, lodging, gaming..., page 42

6.
We note that you expect to focus on acquiring a business combination target with a real estate component. We also note that Trinity Investments holds a real estate portfolio that consists of multiple properties in Hawaii and other international locations. Consider expanding your risk factors and other disclosures to discuss specific laws and regulations in any state or location where you expect to focus your search.

Response: The Company advises the Staff that it has not yet identified any specific geographic area or jurisdiction in which it intends to pursue its initial business combination.  The Company has supplemented the disclosure on page 44 of the Amended Draft Registration Statement.

Management

Conflicts of Interest, page 103

7.
Please specifically address the other blank check offerings that management or Trinity Investments is currently involved in. If any such other offerings exist, discuss the risk of conflicts and competition between these entities and you.

Response: The Company advises the Staff that neither management nor Trinity Investments is currently involved in any other blank check offerings. Accordingly, the Company respectfully submits that no further changes are required to the disclosure on this point.

Principal Shareholders, page 107

8.	Please revise your beneficial ownership table to include ownership information for all of your directors and executive officers as a group. Refer to Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the beneficial ownership table on page 110 of the Amended Draft Registration Statement.

General

9.
We note your disclosure regarding the issuance of preferred stock to complete a business combination on page 45. Prominently disclose the circumstances under which you would proceed with such issuance and the likely subordination of rights of common stock holders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 119 of the Amended Draft Registration Statement.

10.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that no written communications have been provided to potential investors in reliance on Section 5(d) of the Securities Act as of the date of this letter. The Company further advises the Staff that it will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

* * * *

We hope that the foregoing is responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 351-2333 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

 /s/ Glenn R. Pollner

Glenn R. Pollner

cc:
Sean A. Hehir, Trinity Merger Corp.
Gregg Yamauchi, Trinity Merger Corp.
Kevin Y. Hayashi, Trinity Merger Corp.
Stuart Neuhauser, Ellenoff Grossman & Schole LLP
Joshua N. Englard, Ellenoff Grossman & Schole LLP
Rodrigo Surcan, Gibson, Dunn & Crutcher LLP
Matthew D’ Auria, Gibson, Dunn & Crutcher LLP